

SECURI~ 03013157 ~ISSIO~

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED
MAR - 3 2003
WASH. D.C. 181 PROCESSING SECTION

SEC FILE NUMBER
8- 52121

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __JANUARY 1, 2002__ AND ENDING __DECEMBER 31, 2002__
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BURCH & COMPANY, INC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

2302 COMMERCE TOWER, 911 MAIN
                                (No. and Street)

KANSAS CITY   MISSOURI   64105
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   A. RANDAL BURCH   (816) 842-4660
                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CUDNEY, ECORD, MCENROE & MULLANE L.L.C.
                 (Name – if individual, state last, first, middle name)

1310 CARONDELET DRIVE, SUITE 333   KANSAS CITY   MISSOURI   64114
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___A. RANDAL BURCH_____ . _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___BURCH & COMPANY, INC._____ , as of ___DECEMBER 31_____ , 20 _02___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____ Signature

PRESIDENT
Title

_____

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ CASH FLOWS.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BURCH & COMPANY, INC.

FINANCIAL STATEMENTS
with
INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2002

CUDNEY, ECORD, MCENROE & MULLANE L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Burch & Company, Inc.
Kansas City, Missouri

We have audited the accompanying statement of financial condition of Burch & Company, Inc. as of December 31, 2002, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Burch & Company, Inc. as of December 31, 2002, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cudney, Ecord, McEnroe & Mullane LLC

February 26, 2003

BURCH & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

Cash	$ 76,418
Clearing deposits	25,000
Prepaid expenses	107
Office equipment, net of accumulated depreciation of $2,913 (Note 1)	6,727
Due from officer (Note 4)	2,531
Deferred tax asset (Note 1)	18,393
	$129,176

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable		$ 1,688
Subordinated borrowings (Note 3):		
Subordinated loans		135,444
Accrued interest		41,632
Total liabilities		178,764
Stockholder's equity:		
Common stock, $1 par value; 30,000 shares authorized, 1,000 issued and outstanding	1,000	
Additional paid-in capital	30,969	
Retained earnings (deficit)	(81,557)	(49,588)
		$129,176

See the accompanying notes.

BURCH & COMPANY, INC.

STATEMENT OF INCOME

For the year ended December 31, 2002

Revenues:		
Commissions		$749,868
Consulting and advisory		10,550
		760,418
Expenses:		
Commissions	596,412	
Salaries and benefits	18,600	
Professional services	8,166	
Rent	23,255	
Registration fees and bonding	19,695	
Consulting fees	23,279	
Office expenses	19,434	
Telephone	8,915	
Depreciation	2,408	
Other administrative expenses	30,298	750,462
Income from operations		9,956
Other income (expense):		
Interest income	178	
Interest expense	(13,911)	(13,733)
Loss before taxes		(3,777)
Income taxes (Note 1):		
Deferred benefit		3
Net loss		$ (3,774)

See the accompanying notes.

BURCH & COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended December 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, January 1, 2002	$1,000	$30,969	$(77,783)	$(45,814)
Net loss	-	-	(3,774)	(3,774)
Balance, December 31, 2002	$1,000	$30,969	$(81,557)	$(49,588)

See the accompanying notes.

BURCH & COMPANY, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

For the year ended December 31, 2002

Subordinated borrowings at January 1, 2002	$163,223
Increases:	
Accrued interest on subordinated loans	13,853
Subordinated borrowings at December 31, 2002	$177,076

See the accompanying notes.

BURCH & COMPANY, INC.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2002

Cash flows from operating activities:	
Net loss	$ (3,774)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	2,408
Deferred taxes	(3)
Accrued interest on subordinated loans	13,853
Decrease in receivables	11,697
Decrease in prepaids and deposits	1,621
Decrease in clearing deposit	24,799
(Decrease) in commissions payable	(2,388)
(Decrease) in accounts payable	(3,125)
Net cash provided by operating activities	45,088
Cash flows from investing activities:	
Loan to officer	(12,000)
Officer loan repayment	9,328
Purchase of equipment	(4,254)
	(6,926)
Increase in cash	38,162
Cash at beginning of year	38,256
Cash at end of year	$ 76,418
Supplemental disclosures:	
Taxes paid during the year	$ 111
Interest paid during the year	$ 58

See the accompanying notes.

BURCH & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

1. **Summary Of Significant Accounting Policies**

Business activity

Burch & Company, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company is in the general securities business located in Kansas City, Missouri.

Securities and commission transactions

Commission revenues and expenses are recorded on a trade date basis as securities transactions occur.

Concentrations of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions which at times may be in excess of FDIC insurance limits. The Company's receivables represent commissions from completed securities trades which are cleared on a fully disclosed basis.

The Company does not grant credit although in the event a customer does not fulfill their obligation involving a security transaction, the Company would be required to purchase or sell the security and may incur a loss.

Income taxes

Current and deferred income taxes are determined in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109). Under SFAS 109, the amount of current and deferred taxes payable or refundable is recognized utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Deferred taxes relate to the timing of the deductibility of interest on shareholder loans for income tax purposes and the benefit of a net operating loss carryforward of approximately $48,000 which expires in 2020.

The components of the deferred tax asset on the balance sheet as of December 31, 2002 related to the following:

Interest expense	$ 8,326
Benefit of net operating loss and contribution carryforwards	10,067
Net deferred tax asset	$18,393

1. **Summary Of Significant Accounting Policies (continued)**

Property and depreciation

Depreciation is computed using accelerated and straight-line methods over the following lives:

Computer equipment	5 years
Office furniture	7 years

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as demand deposits, money market funds and any highly liquid debt instruments with a maturity of three months or less at the time of purchase.

2. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $99,730 which was $94,730 in excess of its required net capital of $5,000.

The aggregate indebtedness to net capital ratio was .02 to 1.

3. **Subordinated Borrowings**

The borrowings under subordination agreements at December 31, 2002 are payable to the Company's sole shareholder as follows:

10% loan due May 31, 2003	$120,000
12% loan due June 19, 2003	15,444
	$135,444

The subordinated borrowings and related accrued interest are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

4. Related Party Transactions

At December 31, 2002, $2,531 was due to the Company from its officer/shareholder.

5. Operating Leases

The Company has lease agreements for office space, equipment and an automobile. The office lease expires in April, 2003 at a current monthly rental of $750. The equipment leases expire through December, 2004 at monthly rentals of $217. The automobile lease expires August, 2004 at a monthly rental of $525. Future minimum rentals are:

2003	$11,911
2004	5,822
	$17,733

SUPPLEMENTARY INFORMATION

BURCH & COMPANY, INC.

SUPPLEMENTARY INFORMATION

December 31, 2002

1. Computation of net capital under rule 15c3-1

Total stockholder's equity	$ (49,588)
Subordinated borrowings allowable in the computation of net capital	177,076
Deferred taxes	(18,393)
Nonallowable assets	(9,365)
Net capital	99,730
Minimum net capital required, the greater of $5,000 or 6 2/3% of aggregate indebtedness	5,000
Excess net capital	$ 94,730
Aggregate indebtedness:	
Total liabilities	$178,764
Less subordinated borrowings	177,076
Aggregate indebtedness	$ 1,688
Ratio: aggregate indebtedness to net capital	.02 to 1

2. Computation for determination of reserve
    requirements under rule 15c3-3

    The Company operates under the exemptive provisions of paragraph (k)(2)(B) of SEC rule 15c3-3.

3. Information relating to the possession or control
    requirements under rule 15c3-3

    The Company has complied with the exemptive requirements of rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2002.

4. Reconciliation pursuant to rule 17a-5(d)(4)

Net capital per December 31, 2002 Form X-17A-5	$ 99,730
Net capital per 1. above	$ 99,730

CUDNEY, ECORD, McENROE & MULLANE L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
Burch & Company, Inc.
Kansas City, Missouri

In planning and performing our audit of the financial statements and supplementary information of Burch & Company, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cudney, Ecord, McEnroe & Williams LLC

February 26, 2003